FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending Noveber 2, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



GlaxoSmithKline PLC

2 November 2007

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 2,100,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The block listings consist of:

100,000 Ordinary Shares of 25p each under the SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - Ordinary shares

2,000,000 Ordinary Shares of 25p each under the GlaxoSmithKline Share Option Plan ADS

A listing application has also been made for 64,491 Ordinary shares of 25p each to the UK Listing Authority and the London Stock Exchange. The shares shall rank equally with the existing issued shares of the Company. These shares have been issued under the SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - Ordinary shares and the Glaxo Group Limited Share Option Scheme.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 2, 2007                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc